

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED FOURTH QUARTER 2007 AND FULL YEAR RESULTS

FOURTH QUARTER

Revenues Up 5.4%, Operating Income Increased 6.4%, EBITDA[1] Up 5.0%, Net Income Increased 44.3% to Ch$110.01 per Common Share or US$1.11 per ADR

FULL YEAR

Revenues Up 7.2%, Operating Income Increased 18.5%, EBITDA[1] Up 12.2%, Net Income Increased 32.1% to Ch$248.66 per Common Share or US$2.50 per ADR

(Santiago, Chile, January 31, 2008) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the fourth quarter and full year ended December 31, 2007. All US dollar figures are based on the exchange rate effective December 31, 2007 (US$1.00 = Ch$496.89).

COMMENTS FROM THE CEO

We are pleased with the results obtained during the fourth quarter of 2007. Consolidated volumes increased 6.9% resulting in an expansion in revenues of 5.4% and growth in operating income and EBITDA of 6.4% and 5.0%, respectively. The company's bottom line grew 44.3%, mainly explained by a non-recurring gain related to the agreement with Nestlé, which is explained below. A particularly difficult challenge we faced in 2007 was the unusually high inflation rate in Chile, which reached 7.8%. According to Chilean GAAP,

---

(1) EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company's operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU's presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.


comparative figures must be adjusted for inflation. Nonetheless, we were able to grow our numbers in real terms.

Chilean beer business revenues grew 5.8% during the quarter, explained by 5.0% higher sales volumes and 0.9% higher real average prices, the most noteworthy being the excellent performance of the premium segment. Nevertheless, operating income decreased slightly by 1.1% and EBITDA was almost flat mainly due to cost pressures related to raw materials and energy.

The Argentine beer business results in Chilean pesos are distorted due to inflation and exchange rate variations during the quarter. Nevertheless, in US dollar terms, its revenues grew by 27.8% and its operating income by 3.9%. Higher revenues are explained by 7.8% higher sales volumes and 17.8% higher prices in dollar terms. During December, we increased nominal prices to partially offset the rising cost environment that is facing our operation in Argentina.

During the quarter, the soft drinks, nectar and mineral water segment grew its operating income by 24.8%, mainly as a consequence of higher sales volumes in all categories and lower per unit costs. Soft drink volumes grew 9.8%, nectars by 14.2% and mineral water by 4.6%. During the quarter, nominal prices were increased 3% to partially offset the higher inflation rate.

The wine business also showed a positive evolution during the quarter, improving operating results by Ch$1.157 million (US$2.3 million), mainly due to lower raw material costs and a controlled expense structure. Viña San Pedro S.A. (VSP) will continue focusing on distribution, brand equity creation, winemaking and innovation in order to cope with the challenging business environment.

The spirits category also evolved positively during the quarter, improving its operating results by 44.4%, as a consequence of Compañía Pisquera de Chile's (CPCh) focus on premium pisco products and cocktails, and the operation of the new production facility in Ovalle, in addition to a good performance of its rum "Sierra Morena" following its launch in the market last May.

On October 4th, we executed an agreement to purchase the Argentine brewery ICSA, subject to prior approval by the Argentine Antitrust Commission. Currently, we are waiting for its resolution. ICSA owns, among other assets, Bieckert, Palermo and Imperial beer brands, which together represent an estimated 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 2.7 million hectoliters per year.

Finally, on December 5th, we, through our subsidiary Embotelladoras Chilenas Unidas S.A. (ECUSA), entered into an association with Nestlé Waters Chile S.A., a subsidiary of Nestlé Chile S.A., to participate in the ownership of Aguas CCU-Nestlé Chile S.A. This new company, a subsidiary of ECUSA, owns the assets of CCU's water business and was granted the exclusive license to produce the Nestlé Pure Life brand in Chile. Currently, Nestlé Waters Chile S.A. owns 20% of this new company and has the option to buy an


additional 29.9% during an 18-month period. This transaction generated a non-recurring gain of Ch$11,925 million (US$24.0 million) after taxes for CCU in the fourth quarter.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q4'07   Total revenues increased 5.4% to Ch$189,076 million (US$380.5 million), as a result of higher consolidated volumes, partially offset by lower average prices. Consolidated volumes growth is mainly explained by increases of 9.0% in the soft drinks segment, 5.0% in beer Chile, 7.8% in beer Argentina, 34.2% in Argentine wine, 2.2% in the Chilean domestic wine and 2.7% in spirits, partially offset by lower sales volumes in the Chilean export wine segment. The decrease in average prices is explained by lower prices in beer Argentina when converted to Chilean pesos. Nevertheless, when they are measured in Argentine pesos or US dollars they actually reflect price increases in this segment. Also, prices slightly declined in non-alcoholic beverages and in the Chilean wine business, partially offset by Argentine wines, spirits and beer Chile, which increased their prices in real terms.

2007   Accumulated revenues increased 7.2% amounting to Ch$628,284 million (US$1,264.4 million).



Revenues by segment

	Q4 (US$ million)				
	2006		**2007**		% Chg.
Beer - Chile	151.5	41.9%	**160.2**	**42.1%**	5.8%
Beer - Argentina	44.5	12.3%	**45.6**	**12.0%**	2.7%
Soft Drinks & Mineral Water	99.0	27.4%	**107.3**	**28.2%**	8.3%
Wine	39.8	11.0%	**39.9**	**10.5%**	0.4%
Spirits	20.4	5.7%	**21.8**	**5.7%**	7.0%
Others	6.0	1.7%	**5.7**	**1.5%**	-4.6%
TOTAL	361.1	100.0%	**380.5**	**100.0%**	5.4%

	Full Year (US$ million)				
	2006		**2007**		% Chg.
Beer - Chile	470.5	39.9%	**499.9**	**39.5%**	6.3%
Beer - Argentina	124.9	10.6%	**139.4**	**11.0%**	11.6%
Soft Drinks & Mineral Water	325.2	27.6%	**348.1**	**27.5%**	7.0%
Wine	164.8	14.0%	**175.1**	**13.8%**	6.2%
Spirits	72.5	6.1%	**80.2**	**6.3%**	10.5%
Others	21.7	1.8%	**21.8**	**1.7%**	0.3%
TOTAL	1,179.7	100.0%	**1,264.4**	**100.0%**	7.2%

GROSS PROFIT

Q4'07   Increased 5.7% to Ch$104,975 million (US$211.3 million) as a result of 5.4% higher revenues, partially offset by 5.0% higher ***cost of goods sold***, which amounted to Ch$84,102 million (US$169.3 million). The increase in cost of goods sold is mainly explained by higher costs in the beer businesses in Chile and Argentina, mostly due to higher raw material and energy costs, partially offset by lower cost of goods sold in the wine and soft drinks segments. The gross profit margin, as a percentage of sales, increased from 55.3% in Q4'06 to 55.5% in Q4'07.

2007   Increased 8.4%, amounting to Ch$333,002 million (US$670.2 million). The consolidated gross margin increased 0.6 percentage points to 53.0%.

OPERATING RESULTS

Q4'07   Increased 6.4%, amounting to Ch$36,135 million (US$72.7 million) in Q4'07, mainly due to 5.7% higher gross profit, partially offset by 5.4% higher selling, general and administrative (SG&A) expenses. ***SG&A*** expenses reached Ch$68,839 million (US$138.5 million) in Q4'07. SG&A expenses as a percentage of sales remained flat at 36.4%. The consolidated operating margin for the period increased from 18.9% to 19.1%.



2007 Increased 18.5%, amounting to Ch$101,384 million (US$204.0 million). The consolidated operating margin increased 1.5 percentage points to 16.1%.



Operating Income and Operating Margin by Segment

	Q4				
	Operating Income (US$ million)			Operating Margin	
	2006	**2007**	**% Chg**	2006	**2007**
Beer - Chile	50.1	**49.6**	**-1.1%**	33.1%	**30.9%**
Beer - Argentina	5.7	**4.9**	**-13.4%**	12.8%	**10.8%**
Soft Drinks & Mineral Water	10.6	**13.3**	**24.8%**	10.7%	**12.4%**
Wine	(0.3)	**2.0**	**NM**	-0.8%	**5.0%**
Spirits	1.1	**1.6**	**44.4%**	5.5%	**7.4%**
Others	1.1	**1.3**	**23.1%**	18.1%	**23.4%**
TOTAL	68.3	**72.7**	**6.4%**	18.9%	**19.1%**

	Full Year				
	Operating Income (US$ million)			Operating Margin	
	2006	**2007**	**% Chg**	2006	**2007**
Beer - Chile	129.7	**139.8**	**7.7%**	27.6%	**28.0%**
Beer - Argentina	8.2	**8.1**	**-1.5%**	6.6%	**5.8%**
Soft Drinks & Mineral Water	26.2	**34.0**	**29.8%**	8.1%	**9.8%**
Wine	2.6	**11.5**	**345.5%**	1.6%	**6.5%**
Spirits	1.5	**6.3**	**305.9%**	2.1%	**7.8%**
Others	3.9	**4.4**	**11.3%**	18.2%	**20.2%**
TOTAL	172.3	**204.0**	**18.5%**	14.6%	**16.1%**

EBITDA

Q4'07   Increased 5.0% to Ch$47,619 million (US$95.8 million) compared to Q4'06, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 0.1 percentage points lower than in Q4'06 at 25.2%, due to lower margins in the beer segments, which were almost totally offset by higher margins in the other businesses.

2007   Increased 12.2%, to Ch$146,791 million (US$295.4 million). The EBITDA margin increased 1.1 percentage points to 23.4%.



EBITDA by segment

	Q4				
	EBITDA (US$ million)			EBITDA margin	
	2006	**2007**	**% Chg**	2006	**2007**
Beer - Chile	60.3	**60.1**	**-0.3%**	39.8%	**37.5%**
Beer - Argentina	8.9	**7.5**	**-15.9%**	20.0%	**16.4%**
Soft Drinks & Mineral Water	15.7	**18.4**	**17.0%**	15.9%	**17.1%**
Wine	2.8	**4.9**	**79.1%**	6.9%	**12.4%**
Spirits	1.8	**2.6**	**38.9%**	9.0%	**11.7%**
Others	1.7	**2.4**	**35.5%**	29.2%	**41.4%**
TOTAL	91.2	**95.8**	**5.0%**	25.3%	**25.2%**

	Full Year				
	EBITDA (US$ million)			EBITDA margin	
	2006	**2007**	**% Chg**	2006	**2007**
Beer - Chile	169.7	**180.1**	**6.2%**	36.1%	**36.0%**
Beer - Argentina	20.9	**19.7**	**-5.7%**	16.7%	**14.1%**
Soft Drinks & Mineral Water	47.7	**54.5**	**14.3%**	14.7%	**15.7%**
Wine	14.4	**23.5**	**63.6%**	8.7%	**13.4%**
Spirits	4.0	**9.6**	**143.2%**	5.5%	**12.0%**
Others	6.7	**8.0**	**20.6%**	30.6%	**36.8%**
TOTAL	263.2	**295.4**	**12.2%**	22.3%	**23.4%**

NON-OPERATING RESULTS

Q4'07   Increased Ch$11,129 million (US$22.4 million) compared to the same quarter last year, from a loss of Ch$3,855 million (US$7.8 million) to a gain of Ch$7,275 million (US$14.6 million). The increase in non-operating results is mainly explained by:

- ***Net other non-operating income,*** which improved Ch$16,773 million (US$33.8 million) from a loss of Ch$2,932 million (US$5.9 million) in Q4'06 to a gain of Ch$13,841 million (US$27.9 million) this quarter, mainly due to a non-recurring gain obtained from the association with Nestlé in the water business.

This increase was partially offset by:

- ***Price level restatement,*** which decreased from a gain of Ch$526 million (US$1.1 million) to a loss of Ch$2,141 million (US$4.3 million) in Q4'07, due to a higher inflation rate of 2.2% during Q4'07, compared to a negative inflation rate of 0.4% during Q4'06.

- ***Net financial expenses***, which increased Ch$1,601 million (US$3.2 million) in Q4'07, mainly due to lower real interest rates on deposits due to the high inflation, in addition to a higher level of financial debt.

- ***Equity in net income of related companies,*** which decreased from a gain of Ch$2 million (US$0.0 million) in Q4'06 to a loss of Ch$1,097 million (US$2.2 million) in Q4'07, mainly due to Calaf and Viña Valles de Chile, partially offset by Promarca.

2007   Improved from a loss of Ch$10,643 million (US$21.4 million) in 2006 to a loss of Ch$3,387 million (US$6.8 million) in 2007.

NET INCOME

Q4'07   Increased 44.3%, from Ch$24,280 million (US$48.9 million) in Q4'06 to $35,038 million (US$70.5 million) in Q4'07, mainly due to higher operating and non-operating results, partially offset by higher income taxes and minority interest. Higher income taxes are mainly explained by the better results during the quarter and the non-recurring gain from the association with Nestlé in the water business. Higher minority interest is explained mainly by better results from VSP and the new company Aguas CCU-Nestlé Chile S.A.

2007   Increased 32.1%, from Ch$59,964 million (US$120.7 million) in 2006 to Ch$79,199 million (US$159.4 million) in 2007, mainly due to better operating and non-operating results, partially offset by higher income taxes and minority interest.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and the confectionery sales have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The costs associated with Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product.

(** Note: the comments below regarding volumes and pricing refer to Q4'07.)

BEER CHILE

Revenues increased 5.8% to Ch$79,601 million (US$160.2 million), as a result of 5.0% higher sales volumes and 0.9% higher real average prices.

Operating Income decreased 1.1% to Ch$24,633 million (US$49.6 million), mainly as a result of higher cost of goods sold and SG&A expenses, the effect of which was partially offset by higher revenues. **Cost of goods sold** increased 12.1% to Ch$29,620 million (US$59.6 million), mainly due to rising energy costs and higher direct costs as a consequence of increases in raw material costs and a higher mix of one way products. As a percentage of sales, cost of goods sold increased from 35.1% in Q4'06 to 37.2% in Q4'07. **SG&A** expenses increased 5.9% amounting to Ch$25,348 million (US$51.0 million), mainly due to higher marketing and distribution expenses. As a percentage of sales, SG&A expenses remained flat at 31.8%. The operating margin decreased from 33.1% in Q4'06 to 30.9% this quarter.

EBITDA decreased 0.3% to Ch$29,874 million (US$60.1 million), while the EBITDA margin was 37.5% of sales, 2.3 percentage points lower than in Q4'06.

Comments During the quarter, the good performance in the premium segment continued, with Heineken, Royal and Kunstmann being the most noteworthy. The year 2007 marked a new record for Beer Chile with more than 4.9 million hectoliters sold, 4.3% more than in 2006. The beer segment has been affected by higher raw materials and energy costs. To partially offset these costs pressures, prices were increased last September, not affecting volumes during Q4'07.

BEER ARGENTINA

Revenues measured in Chilean pesos increased 2.7% to Ch$22,679 million (US$45.6 million), due to 7.8% higher sales volumes, partially offset by 5.1% lower prices. The results of this business segment in Chilean pesos are distorted due to inflation and exchange rate variations during the quarter. In dollar terms, revenues grew 27.8% and prices 17.8%.

Operating Income measured in Chilean pesos decreased 13.4% from Ch$2,835 million (US$5.7 million) in Q4'06 to Ch$2,455 million (US$4.9 million) in Q4'07. Nevertheless, in dollar terms operating income increased 3.9%, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. The results in Chilean pesos are distorted because the quarter is calculated as the accumulated results in US dollars as of December 2007 converted to Chilean pesos at the exchange rate of December 31, 2007, minus the results in US dollars as of September 2007 converted to Chilean pesos at the exchange rate of September 30, 2007, the latter adjusted by the Chilean Q4'07 inflation rate. ***Cost of goods sold*** in dollar terms increased 29.5%, mainly due to higher direct costs, additional costs associated with the production at the Luján brewery and higher personnel costs. As a percentage of sales, cost of goods sold increased from 46.7% to 47.3%. ***SG&A*** expenses in dollar terms increased 33.3%, mainly due to higher marketing and distribution expenses. As a percentage of sales, SG&A expenses increased from 40.5% to 42.2%. The operating margin decreased from 12.8% in Q4'06 to 10.4% in Q4'07.

EBITDA measured in Chilean pesos, decreased 15.9% from Ch$4,424 million (US$8.9 million) in Q4'06 to Ch$3,723 million (US$7.5 million) this quarter. Nevertheless, EBITDA measured in dollar terms increased 4.6%, while the EBITDA margin was 16.3%, compared with 19.9% in Q4'06.

Comments Heineken and Budweiser continued with their positive performance during the quarter. On October 4th, the Company executed an agreement to purchase the Argentine brewery ICSA, subject to prior approval by the Argentine Antitrust Commission. Currently, the resolution is still pending. ICSA owns, among other assets, Bieckert, Palermo and Imperial beer brands, which together represent an estimated 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 2.7 million hectoliters per year. During December, nominal prices were increased to partially offset the rising cost environment.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 8.3% to Ch$53,295 million (US$107.3 million), due to 9.0% higher average volumes in all categories, partially offset by 0.6% lower average prices in the segment.

Operating Income increased 24.8% to Ch$6,592 million (US$13.3 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. ***Cost of goods sold*** increased 5.9% to Ch$23,697 million (US$47.7 million) during Q4'07, mainly due to higher direct costs due to higher sales volumes and energy costs. As a percentage of sales, cost of goods sold decreased from 45.5% to 44.5% this quarter, mainly due to lower per unit direct costs. ***SG&A*** expenses increased 6.7% to Ch$23,006 million (US$46.3 million), mainly due to higher investment in marketing, distribution expenses and salaries. As a percentage of sales, SG&A expenses decreased from 43.8% to 43.2%. As a consequence, the operating margin increased to 12.4%, 1.6 percentage points higher than in Q4'06.

EBITDA increased 17.0% to Ch$9,133 million (US$18.4 million), while the EBITDA margin was 17.1% of sales, 1.3 percentage points higher than in Q4'06.

Comments During the quarter, volumes had a positive performance in all categories: soft drinks 9.8%, nectars 14.2% and mineral water 4.6%. During this period, nominal prices were increased by 3% to partially recover the effects of inflation. On December 5th, the Company, through its subsidiary ECUSA, entered into an association with Nestlé Waters Chile S.A., a subsidiary of Nestlé Chile S.A., to participate in the ownership of Aguas CCU-Nestlé Chile S.A. This new company, a subsidiary of ECUSA, owns the assets of CCU's water business and was granted the exclusive license to produce the Nestlé Pure Life brand in Chile. Currently, Nestlé Waters Chile S.A. owns 20% of this new company and has the option to buy an additional 29.9% during an 18-month period. This transaction generated a non-recurring gain of Ch$11,925 million (US$24.0 million) after taxes for CCU in the fourth quarter.

WINE

Revenues remained almost flat amounting to Ch$19,827 million (US$39.9 million), due to 1.1% higher volumes of bottled wine and higher sales of bulk wine, partially offset by 2.7% lower average prices of bottled wine. Sales volumes increased in Argentina and in the Chilean domestic market. The lower average price is due to lower prices in the domestic Chilean market, and in the Chilean export market measured in Chilean pesos. Nevertheless, in dollar terms export prices increased 11.8%, and prices in the Argentine operations improved by 12.2%.

Operating Income improved from a loss of Ch$166 million (US$0.3 million) to a gain of Ch$991 million (US$2.0 million) in Q4'07, mainly due to lower cost of goods sold and SG&A expenses. ***Cost of goods sold*** decreased 7.8% from Ch$13,370 million (US$26.9 million) in Q4'06 to Ch$12,328 million (US$24.8 million) this quarter, mainly due to lower direct costs related to lower costs of the 2007 harvest and more efficient management of dry goods. As a percentage of sales, cost of goods sold decreased from 67.7% in Q4'06 to 62.2% in Q4'07. ***SG&A*** expenses decreased 0.7% to Ch$6,508 million (US$13.1 million), mainly due to lower marketing, distribution and general expenses, partially offset by higher salaries. As a percentage of sales, SG&A expenses decreased from 33.2% to 32.8%. Accordingly, the operating margin improved 5.8 percentage points from a negative 0.8% in Q4'06 to a positive 5.0% in Q4'07.

EBITDA improved 79.1% from Ch$1,368 million (US$2.8 million) in Q4'06 to Ch$2,451 million (US$4.9 million) in Q4'07, while the EBITDA margin improved 5.4 points from 6.9% to 12.4%.

Comments During the quarter, the profitability of this segment continued improving, mainly due to lower raw material costs as a consequence of the lower costs associated with the 2007 harvest, and lower SG&A expenses. Prices in the Chilean domestic market have been recovering compared to the third quarter of 2007. In December, VSP's General Manager resigned, being replaced by Mr. Javier Bitar. Mr. Bitar was VSP's Chief Operating Officer and previously was Viña Santa Helena's General Manager. VSP will continue focusing on distribution, brand equity creation, winemaking and innovation in order to cope with the challenging business environment.

SPIRITS

Revenues increased 7.0% to Ch$10,848 million (US$21.8 million), due to 2.7% and 1.4% higher volumes and average real prices, respectively.

Operating Income increased 44.4%, from Ch$557 million (US$1.1 million) to Ch$804 million (US$1.6 million) in Q4'07, mainly due to higher revenues, partially offset by higher cost of goods sold and SG&A expenses. ***Cost of goods sold*** increased 5.9% to Ch$6,052 million (US$12.2 million), mainly due to higher depreciation. As a percentage of sales, cost of goods sold decreased from 56.3% to 55.8%, mainly due to lower raw material costs. ***SG&A*** expenses increased 3.2% to Ch$3,993 million (US$8.0 million) mainly due to higher marketing and distribution expenses. SG&A expenses, as a percentage of sales, decreased from 38.2% to 36.8%, due to the dilution of



some fixed expenses. Accordingly, the operating margin increased from 5.5% in Q4'06 to 7.4% in Q4'07.

EBITDA increased 38.9% from Ch$912 million (US$1.8 million) in Q4'06 to Ch$1,267 million (US$2.6 million) this quarter, while the EBITDA margin increased 2.7 percentage points from 9.0% in Q4'06 to 11.7% this quarter.

Comments Profitability of this segment continues improving as a consequence of CPCh's focus on premium pisco products and cocktails, and the operation of the new production facility in Ovalle, in addition to a good performance by its rum "Sierra Morena" following its launch in the market last May.

(Five exhibits to follow)



Exhibit 1: Income Statement (Fourth Quarter 2007)

| | Ch$ millions | | US$ millions (1) | | % |
	Q4'07	Q4'06	Q4'07	Q4'06	Change
Net sales	189,076	179,421	380.5	361.1	5.4%
Cost of goods sold	(84,102)	(80,123)	(169.3)	(161.2)	5.0%
% of sales	44.5%	44.7%	44.5%	44.7%	
Gross profit	104,975	99,298	211.3	199.8	5.7%
% of sales	55.5%	55.3%	55.5%	55.3%	
SG&A	(68,839)	(65,341)	(138.5)	(131.5)	5.4%
% of sales	36.4%	36.4%	36.4%	36.4%	
Operating income	36,135	33,957	72.7	68.3	6.4%
% of sales	19.1%	18.9%	19.1%	18.9%	
Non-operating result					
Financial income	129	1,217	0.3	2.4	-89.4%
Equity in NI of rel. companies	(1,097)	2	(2.2)	0.0	NM
Other non-operating income	16,027	1,688	32.3	3.4	849.2%
Amortization of goodwill	(637)	(713)	(1.3)	(1.4)	-10.7%
Interest expenses	(2,728)	(2,214)	(5.5)	(4.5)	23.2%
Other non-operating expenses	(2,186)	(4,621)	(4.4)	(9.3)	-52.7%
Price level restatement	(2,141)	526	(4.3)	1.1	NM
Currency exchange result	(94)	259	(0.2)	0.5	NM
Total	7,275	(3,855)	14.6	(7.8)	NM
Income before taxes	43,410	30,102	87.4	60.6	44.2%
Income taxes	(7,643)	(5,803)	(15.4)	(11.7)	31.7%
Tax rate	17.6%	19.3%	17.6%	19.3%	
Minority interest	(740)	(32)	(1.5)	(0.1)	2181.2%
Amort. of negative goodwill	11	13	0.0	0.0	-14.0%
Net income	35,038	24,280	70.5	48.9	44.3%
% of sales	18.5%	13.5%	18.5%	13.5%	
Earnings per share	110.01	76.23	0.22	0.15	44.3%
Earnings per ADR	550.05	381.16	1.11	0.77	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	11,343	11,225	22.8	22.6	1.0%
Amortization	141	150	0.3	0.3	-6.2%
EBITDA	47,619	45,332	95.8	91.2	5.0%
% of sales	25.2%	25.3%	25.2%	25.3%	
Capital expenditures	14,299	9,580	28.8	19.3	49.3%

(1) Exchange rate: US$1.00 = Ch$496.89



Exhibit 2: Income Statement (Twelve Months Ended December 31, 2007)

	Ch$ millions		US$ millions (1)		%
	31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06	Change
Net sales	628,284	586,186	1,264.4	1,179.7	7.2%
Cost of goods sold	(295,282)	(279,121)	(594.3)	(561.7)	5.8%
% of sales	47.0%	47.6%	47.0%	47.6%	
Gross profit	333,002	307,065	670.2	618.0	8.4%
% of sales	53.0%	52.4%	53.0%	52.4%	
SG&A	(231,618)	(221,475)	(466.1)	(445.7)	4.6%
% of sales	36.9%	37.8%	36.9%	37.8%	
Operating income	101,384	85,589	204.0	172.3	18.5%
% of sales	16.1%	14.6%	16.1%	14.6%	
Non-operating result					
Financial income	1,182	2,755	2.4	5.5	-57.1%
Equity in NI of rel. companies	(1,461)	116	(2.9)	0.2	NM
Other non-operating income	18,134	5,153	36.5	10.4	251.9%
Amortization of goodwill	(2,718)	(3,844)	(5.5)	(7.7)	-29.3%
Interest expense	(8,731)	(8,177)	(17.6)	(16.5)	6.8%
Other non-operating expenses	(5,272)	(5,964)	(10.6)	(12.0)	-11.6%
Price level restatement	(4,434)	(443)	(8.9)	(0.9)	899.8%
Currency exchange result	(88)	(237)	(0.2)	(0.5)	-62.9%
Total	(3,387)	(10,643)	(6.8)	(21.4)	-68.2%
Income before taxes	97,997	74,947	197.2	150.8	30.8%
Income taxes	(16,668)	(15,288)	(33.5)	(30.8)	9.0%
Tax rate	17.0%	20.4%	17.0%	20.4%	
Minority interest	(2,180)	253	(4.4)	0.5	NM
Amort. of negative goodwill	50	53	0.1	0.1	-5.0%
Net income	79,199	59,964	159.4	120.7	32.1%
% of sales	12.6%	10.2%	12.6%	10.2%	
Earnings per share	248.66	188.27	0.50	0.38	32.1%
Earnings per ADR	1,243.30	941.35	2.50	1.89	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	44,819	44,562	90.2	89.7	0.6%
Amortization	588	620	1.2	1.2	-5.2%
EBITDA	146,791	130,772	295.4	263.2	12.2%
% of sales	23.4%	22.3%	23.4%	22.3%	
Capital expenditures	53,219	44,008	107.1	88.6	20.9%

(1) Exchange rate: US$1.00 = Ch$496.89



Exhibit 3: Segment Information - Fourth Quarter 2007

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Spirits		Others	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	78,243	73,837	22,157	21,651	53,084	48,983	18,474	18,787	10,443	10,028	2,827	2,965
Other products	1,357	1,427	522	436	212	226	1,353	969	405	111	0	0
Total	79,601	75,264	22,679	22,087	53,295	49,209	19,827	19,756	10,848	10,139	2,827	2,965
% change	5.8%		2.7%		8.3%		0.4%		7.0%		-4.6%	
Cost of sales	(29,620)	(26,421)	(10,693)	(10,344)	(23,697)	(22,370)	(12,328)	(13,370)	(6,052)	(5,712)	(1,712)	(1,905)
% of sales	37.2%	35.1%	47.1%	46.8%	44.5%	45.5%	62.2%	67.7%	55.8%	56.3%	60.5%	64.3%
SG&A	(25,348)	(23,932)	(9,531)	(8,908)	(23,006)	(21,555)	(6,508)	(6,552)	(3,993)	(3,870)	(455)	(522)
% of sales	31.8%	31.8%	42.0%	40.3%	43.2%	43.8%	32.8%	33.2%	36.8%	38.2%	16.1%	17.6%
Operating profit	24,633	24,911	2,455	2,835	6,592	5,284	991	(166)	804	557	661	537
% change	-1.1%		-13.4%		24.8%		NM		44.4%		23.1%	
% of sales	30.9%	33.1%	10.8%	12.8%	12.4%	10.7%	5.0%	-0.8%	7.4%	5.5%	23.4%	18.1%
Depreciation	5,236	5,042	1,238	1,549	2,541	2,523	1,361	1,435	457	349	511	328
Amortization	5	3	30	41	-	0	99	100	7	7	-	0
EBITDA	29,874	29,957	3,723	4,424	9,133	7,806	2,451	1,368	1,267	912	1,171	865
% change	-0.3%		-15.9%		17.0%		79.1%		38.9%		35.5%	
% of sales	37.5%	39.8%	16.4%	20.0%	17.1%	15.9%	12.4%	6.9%	11.7%	9.0%	41.4%	29.2%

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***		Spirits	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
VOLUMES & PRICING										
					Total**		Total		Total	
Volume (HLs)	1,572,263	1,497,132	911,759	845,602	1,692,289	1,551,884	214,642	212,367	59,014	57,435
% change	5.0%		7.8%		9.0%		1.1%		2.7%	

Soft Drinks
1,130,929   1,029,900
9.8%
Nectars
181,657   159,061
14.2%
Mineral Water
379,704   362,923
4.6%

Chile - Domestic
115,303   112,815
2.2%
Chile - Bottled Exports
85,713   89,399
-4.1%

Argentina
13,626   10,153
34.2%

* Volumes include exports of 59,172 HL (16,266 HL to Chile) and 59,709 HL (16,934 HL to Chile) in Q4'07 and Q4'06, respectively.

** In unit cases, sales from the soft drinks and mineral water segment totaled 29.8 million and 27.3 million in Q4'07 and Q4'06, respectively.

*** Volumes do not include bulk volumes of 37,064 HL (26,401 HL from Chile exports and 10,663 HL from Argentina) and 22,798 HL (15,606 HL from Chile exports and 7,191 HL from Argentina) in Q4'07 and Q4'06, respectively.

	Beer - Chile		Beer - Argentina		Total		Total			
Price (Ch$ / HL)	49,765	49,319	24,301	25,605	31,368	31,563	86,069	88,465	176,964	174,604
% change (real)	0.9%		-5.1%		-0.6%		-2.7%		1.4%	

Soft Drinks
30,522   30,853
-1.1%
Nectars
44,380   44,877
-1.1%
Mineral Water
27,662   27,744
-0.3%

Chile - Domestic
55,042   57,865
-4.9%
Chile - Bottled Exports
122,533   125,053
-2.0%

Argentina
119,252   106,312
12.2%



Exhibit 4: Segment Information - Twelve Months Ended December 31, 2007

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Spirits		Others	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	244,012	229,492	68,191	61,516	172,042	160,831	80,795	77,291	39,117	35,674	10,837	10,805
Other products	4,388	4,275	1,078	568	903	771	6,207	4,597	714	365	0	0
Total	248,399	233,767	69,269	62,084	172,945	161,602	87,003	81,888	39,832	36,040	10,837	10,805
% change	6.3%		11.6%		7.0%		6.2%		10.5%		0.3%	
Cost of sales	(94,940)	(86,716)	(35,031)	(30,175)	(81,695)	(77,292)	(54,562)	(56,609)	(22,203)	(21,539)	(6,851)	(6,790)
% of sales	38.2%	37.1%	50.6%	48.6%	47.2%	47.8%	62.7%	69.1%	55.7%	59.8%	63.2%	62.8%
SG&A	(83,999)	(82,585)	(30,205)	(27,813)	(74,344)	(71,288)	(26,750)	(24,002)	(14,520)	(13,735)	(1,801)	(2,053)
% of sales	33.8%	35.3%	43.6%	44.8%	43.0%	44.1%	30.7%	29.3%	36.5%	38.1%	16.6%	19.0%
Operating profit	69,461	64,465	4,034	4,096	16,906	13,022	5,690	1,277	3,108	766	2,185	1,962
% change	7.7%		-1.5%		29.8%		345.5%		305.9%		11.3%	
% of sales	28.0%	27.6%	5.8%	6.6%	9.8%	8.1%	6.5%	1.6%	7.8%	2.1%	20.2%	18.2%
Depreciation	20,016	19,837	5,596	6,103	10,176	10,669	5,575	5,455	1,651	1,153	1,804	1,345
Amortization	19	4	144	167	-	1	398	399	27	50	-	0
EBITDA	89,496	84,307	9,774	10,367	27,082	23,692	11,663	7,130	4,787	1,969	3,988	3,308
% change	6.2%		-5.7%		14.3%		63.6%		143.2%		20.6%	
% of sales	36.0%	36.1%	14.1%	16.7%	15.7%	14.7%	13.4%	8.7%	12.0%	5.5%	36.8%	30.6%

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine***		Spirits	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
VOLUMES & PRICING										
					Total**		Total		Total	
Volume (HLs)	4,911,455	4,708,470	2,722,088	2,444,275	5,448,596	5,182,907	917,809	863,481	215,984	204,682
% change	4.3%		11.4%		5.1%		6.3%		5.5%	

Soft Drinks & Min Water — Volume detail:

	2007	2006	% change
Soft Drinks	3,646,781	3,466,569	5.2%
Nectars	657,511	547,562	20.1%
Mineral Water	1,144,305	1,168,775	-2.1%

Wine — Volume detail:

	2007	2006	% change
Chile - Domestic	490,203	463,275	5.8%
Chile - Bottled Exports	376,638	359,754	4.7%
Argentina	50,968	40,452	26.0%

* Volumes include exports of 186,643 HL (50,830 HL to Chile) and 110,079 HL (42,701 HL to Chile) in 2007 and 2006, respectively.

** In unit cases, sales from the soft drink and mineral water segment totaled 95.9 million and 91.3 million in 2007 and 2006, respectively.

*** Volumes do not include bulk volumes of 140,501 HL (110,228 HL from Chile exports and 30,273 HL from Argentina) and 78,617 HL (60,776 HL from Chile exports and 351 HL from Argentina) in 2007 and 2006, respectively.

	2007	2006	2007	2006	Total (2007)	Total (2006)	Total (2007)	Total (2006)	2007	2006
Price (Ch$ / HL)	49,682	48,740	25,051	25,167	31,575	31,031	88,031	89,511	181,113	174,292
% change (real)	1.9%		-0.5%		1.8%		-1.7%		3.9%	

Soft Drinks & Min Water — Price detail:

	2007	2006	% change
Soft Drinks	30,640	30,162	1.6%
Nectars	44,350	44,617	-0.6%
Mineral Water	27,216	27,243	-0.1%

Wine — Price detail:

	2007	2006	% change
Chile - Domestic	55,627	61,246	-9.2%
Chile - Bottled Exports	125,445	123,659	1.4%
Argentina	123,209	109,527	12.5%



Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)		%
	31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06	Change
ASSETS					
Cash & equivalents	117,059	74,481	235.6	149.9	57.2%
Other current assets	217,346	203,989	437.4	410.5	6.5%
Total current assets	334,405	278,470	673.0	560.4	20.1%
PP&E, net	393,981	366,634	792.9	737.9	7.5%
Other assets	98,230	104,371	197.7	210.0	-5.9%
TOTAL ASSETS	826,616	749,475	1,663.6	1,508.3	10.3%
LIABILITIES & STOCKHOLDERS' EQUITY					
Short-term debt (2)	10,352	31,360	20.8	63.1	-67.0%
Other current liabilities	140,363	121,141	282.5	243.8	15.9%
Total current liabilities	150,715	152,501	303.3	306.9	-1.2%
Long-term debt (2)	163,084	126,036	328.2	253.6	29.4%
Other long-term liabilities	56,427	50,626	113.6	101.9	11.5%
Total long-term liabilities	219,511	176,662	441.8	355.5	24.3%
Minority interest	54,594	45,241	109.9	91.0	20.7%
Stockholders' equity	401,796	375,070	808.6	754.8	7.1%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	826,616	749,475	1,663.6	1,508.3	10.3%

OTHER FINANCIAL INFORMATION

Total financial debt	173,436	157,396	349.0	316.8	10.2%
Net debt (3)	56,377	82,915	113.5	166.9	-32.0%
Liquidity ratio	2.22	1.83			
Debt / Capitalization	0.28	0.27			

(1) Exchange rate: US$1.00 = Ch$496.89

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents